
OMB *DB*

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2018 |
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# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69555 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____April 1, 2018_____AND ENDING_____March 31, 2019_____
                                        MM/DD/YY                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

---

NAME OF BROKER-DEALER:          AMBIT AMERICA INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

370 Lexington Avenue, Suite 803
                    (No. and Street)
New York                      NY                           10017
    (City)                  (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    J. Clarke Gray                                    (212) 916-7450
                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

---

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Raich Ende Malter & Co. LLP
                          (Name – if individual, state last, first, middle name)

| 1375 Broadway | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, __J. Clarke Gray__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Ambit America Inc__ , as of __March 31__ , 20__19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_J. Clarke Gray_
Signature

CFO
Title

_Micah Taylor_  5/29/19
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

AMBIT AMERICA INC.
MARCH 31, 2019
TABLE OF CONTENTS



1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Offices in New York City, Long Island & New Jersey

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ambit America Inc.
New York, New York

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ambit America Inc. as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ambit America Inc. as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Ambit America Inc.'s management. Our responsibility is to express an opinion on Ambit America Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ambit America Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Raich Ende Malter & Co LLP*

**RAICH ENDE MALTER & CO. LLP**

We have served as Ambit America Inc.'s auditor since 2017.
New York, New York
May 29, 2019



1

AMBIT AMERICA INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

## Assets

| | | |
|---|---|---:|
| Cash | $ | 826,769 |
| Due from Affiliate | | 498,058 |
| Receivable from Clients | | 2,000 |
| Property and Equipment (net of accumulated depreciation of $12,891) | | 21,022 |
| Other Assets | | 43,769 |
| Total Assets | $ | 1,391,618 |

## Liabilities and Stockholder's Equity

Liabilities

| | | |
|---|---|---:|
| Accounts Payable | $ | 178,078 |
| Income Taxes Payable | | 500 |
| Total Liabilities | | 178,578 |

Stockholder's Equity

| | |
|---|---:|
| Common stock - $100 par value, 20,000 shares authorized, 9,500 shares, issued and outstanding | 950,000 |
| Retained Earnings | 263,040 |
| Total Stockholder's Equity | 1,213,040 |

| | | |
|---|---|---:|
| Total Liabilities and Stockholder's Equity | $ | 1,391,618 |

**The accompanying notes are an integral part of this financial statement.**

AMBIT AMERICA INC.
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2019

## 1. Organization and nature of business

Ambit America, Inc. (the "Company"), a majority owned subsidiary of Ambit Private Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades executed on the Indian exchanges by its India affiliate, Ambit Capital Private Limited (the "Affiliate") under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports under the same Rule.

The Company operates and conducts its business from its office in New York City.

## 2. Summary of significant accounting policies

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The functional currency of the Company is the U.S. Dollar.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments purchased with an original maturity of three months or less, at the time of purchase, to be cash equivalents. At March 31, 2019, the Company did not have any cash equivalents.

*Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives for office equipment over two to five years, computers over three to six years, and furniture over ten years.

*Income Taxes*

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. At March 31, 2019, the company does not have any deferred tax assets or liabilities.

## 2. Summary of significant accounting policies (continued)

*Income Taxes (continued)*

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal, various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2016. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Summary of significant accounting policies (continued)

*New Accounting Pronouncement-Leases*

In February 2016, the Financial Accounting Standards Board (the "FASB") issued ASU 2016-02, Leases (Topic 842), requiring lessees to recognize a right-of-use asset and a lease liability on the statement of financial condition for all leases with the exception of short-term leases. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. ASU 2016-02 is effective for the Company on April 1, 2019. The Company is currently evaluating the effect that the standard will have on its financial statements and related disclosures.

## 3. Related-party transactions

During the year, the Company received facility service fee income from the Affiliate for providing chaperoning services under Rule 15a-6 of the Securities Exchange Act, 1934. As of March 31, 2019, the amount due from this Affiliate for service fees was $498,058.

The Company and its Parent entered into an expense-sharing agreement which provides business support to the Company for services such as IT, human resources, legal, finance and accounting. As consideration for these services, the Company is charged a monthly fee by its Parent. The fee is based on the Parent company's costs to provide the services. The Parent has waived the payment of the service fee through March 31, 2020.

## 4. Income taxes

The current provision reflects the federal tax rate for the tax year ended December 31, 2018 based on the corporate tax rate in effect for the fiscal year ended March 31, 2019 at the new corporate rate of 21%. In addition the Company's current provision includes corporate taxes for New York State and New York City.

## 5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

## 6. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019 the Company had net capital of $648,191, which exceeded the minimum requirement of $250,000 by $398,191. At March 31, 2019, the Company's ratio of aggregate indebtedness to net capital was .2755 to 1

## 7. Commitments and contingencies

*Office space*

The Company leases its New York City office facility under an operating lease which expires in March 2022. Aggregate future minimum annual rental payments for the years subsequent to March 31, 2019, are approximately as follows:

|  | Years Ended March 31: | |
|---|---|---|
| 2020 | $ | 75,423 |
| 2021 | . | 77,875 |
| 2022 | | 80,406 |
| Total | $ | 233,704 |

The Company's lease provides for a period of free rent. Pursuant to Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 840, Accounting for Leases, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. As of March 31, 2019, the deferred rent credit balance is $14,508 and is included in accrued expenses in the accompanying statement of financial position.

*Contingencies*

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

## 8. Off-balance-sheet risk and concentrations of credit risk

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. The cash balances in excess of FDIC limit were $576,769 as of March 31, 2019.

## 9. Retirement Plans

The Company maintains a 401(k) retirement plan (the"Plan") for the benefit of its eligible employees who can voluntarily participate. All employees are eligible to join the Plan upon the one-year anniversary of their date of hire and attaining the age of 21. Employees make contributions to the Plan in amounts based upon limits established by Sections 402(g) and 414(v)

## 9. Retirement Plans (continued)

of the Internal Revenue Code. The Company contributes to the Plan by means of a 100% matching contribution up to 6% of the employee elective deferral.

## 10. Subsequent events

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.